LIQUID MEDIA GROUP LTD.

Management’s Discussion and Analysis
For the three months ended February 28, 2019

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Liquid Media Group Ltd. (“Liquid” or the “Company”), provides analysis of the Company’s financial results for the three months ended February 28, 2019. The following information should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended February 28, 2019 (“Interim Financial Statements”) and the audited consolidated financial statements and accompanying notes for the year ended November 30, 2018 (“Annual Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Board of Directors of the Company have approved the information and disclosures contained in this MD&A. This MD&A is dated as at April 15, 2019. All figures are in Canadian dollars unless otherwise noted. Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things: business objectives, goals and strategic plans; operating strategies; expected future revenues, earnings and margins; anticipated operating, selling and general and administrative costs; and anticipated capital expenditures.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

COMPANY BACKGROUND AND DESCRIPTION OF THE BUSINESS

The Company is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. and is a media and entertainment company connecting mature production companies into a vertically integrated global studio, producing content for all platforms including film, TV, gaming and virtual reality. Liquid’s intellectual property is produced through its integrated studios, including Majesco Entertainment Company (“Majesco”), an innovative developer, marketer, publisher and distributor of interactive entertainment, in which Liquid has a controlling interest, and Waterproof Studios Inc. (“Waterproof”), an animation studio based in Vancouver, BC, in which Liquid has a 49% interest.

On August 9, 2018, the Company announced the successful closing of the proposed business combination with Liquid Canada by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX changed its name to Liquid Media Group Ltd. and Liquid Canada changed its name to Liquid Media Group (Canada) Ltd. At the time of completion of the Arrangement, LBIX had 1,848,980 common shares issued and outstanding which included 1,288,497 common shares issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of LBIX was changed to “YVR”.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Upon closing of the transaction, the shareholders of Liquid Canada owned 69.69% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Liquid Canada. All previous common shares and warrants were exchanged at a ratio of one share of Liquid Canada for 0.5741 of LBIX (“Conversion Rate”). For accounting purposes, Liquid Canada is considered the acquirer and the Company, the acquiree. Accordingly, the MD&A is in the name of Liquid Media Group Ltd; however, they are a continuation of the financial records of Liquid Canada.

Current Year Summary

In February 2019, the Company closed its private placement offering of unsecured convertible debentures raising US$2,677,750. Each debenture will mature two years from closing, will bear interest at 2% per annum, and will be convertible into units at a price of US$1.50 per unit. Each unit will consist of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 for a period of two years from the closing date of the offering.

In February 2019, the Company granted 461,500 stock options to certain officers, directors, and consultants of the Company with an exercise price of US$2.55 per share and a term of five years.

Subsequent Events

In March 2019, the Company entered into an Asset Purchase Agreement with a vendor to acquire a cloud gaming platform. In accordance with this agreement, the Company will:

  issue 87,500 common shares to the vendor within 60 days of the execution date of the agreement (“Closing Date”);
  pay US$500,000 within one year of the closing date or, at the option of the Company, issue the equivalent value of common shares; and
  issue a further 87,500 common shares to the vendor if the vendor is able to meet certain performance milestones.

Additionally, should the Company not be able to meet its obligations under the agreement, the vendor shall have the option to cause the Company to transfer the purchased assets to a newly formed company (“NewCo”) and purchase 50% of NewCo for US$1. If the Company does not affect the requested asset transfer to Newco, the Company will pay the vendor a royalty of 50% of the net profit of the cloud gaming platform on a quarterly basis.

In April 2019, the Company entered into an Assignment and Assumption Agreement whereby the vendor assigned all of its rights and obligations under a Master Services Agreement with A&E Television Networks, LLC. (“A&E”) and it’s Statements of Work (“SOW”) for the Ancient Aliens game with A&E to the Company.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of investments in films and intangible assets including goodwill, and the valuation of share-based compensation and other equity based payments and derivative liability.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Significant judgements includes the determination of functional currency, assessments over level of control or influence over companies, and the recoverability and measurement of deferred tax assets.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Level of control or influence over companies
The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company has considered its ownership positions in Waterproof Studios Inc. (“Waterproof”) and Household Pests Holdings Inc. (“Household Pests”) and concluded that because it does not have the current ability to control the key operating activities of either entity; it does not have control and should account for them as an equity investment and joint operation, respectively.

Functional currency
As at February 28, 2019, the functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change. The Company’s functional currency changed from the Canadian dollar (“CAD”) on September 1, 2018 as a result of the Company being listed on the NASDAQ and management determining that all future financings will be completed in USD.

Income taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation, investment in warrants, and convertible features
The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets including goodwill
Goodwill and intangible assets are tested for impairment at each reporting date. Management first reviews qualitative factors in determining if an impairment needs to be recorded. Quantitative factors are then used to calculate the amount of impairment, if needed. Goodwill and intangibles resulted from a business acquisition. Intangibles were valued based on estimated discounted cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY INFORMATION

The following financial data is derived from the Company’s unaudited consolidated financial statements for the three months ended February 28, 2019 and 2018.

	Three months ended February 28,
	2019	2018
	$	$
Sales	99,772	185,927
Cost of sales	(621,628)	(66,951)
Gross profit (loss)	(521,856)	118,976
Operating expenses	(1,903,192)	(200,067)
Other income (expenses)	288,129	(162,391)
Loss before income tax	(2,136,919)	(243,482)
Deferred income tax recovery	279,539	-
Loss for the year	(1,857,380)	(243,482)
Foreign currency translation	(95,782)	(409)
Comprehensive loss	(1,953,162)	(243,891)

Loss attributable to:
Shareholders of the Company	(1,833,162)	(289,920)
Non-controlling interest	(24,218)	46,438

Comprehensive loss attributable to:
Shareholders of the Company	(1,910,798)	(289,920)
Non-controlling interest	(42,364)	46,438

Basic and diluted loss per common share:
Shareholders of the Company	(0.46)	(0.13)
Non-controlling interest	(0.01)	0.02

Working capital (deficiency)	3,919,178	(2,261,560)
Total assets	18,430,115	3,672,379
Total long-term liabilities	3,020,368	301,000

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – Three months Ended February 28, 2019

During the three months ended February 28, 2019, the Company’s primary focus was on securing the convertible debenture financing.

Gross Profit (Loss)

Gross profit (loss) decreased by $640,832 to $(521,856) for the three months ended February 28, 2019 from $118,976 for the comparable period in 2018. The decrease in gross profit is attributable to: (1) lower sales earned in Majesco; and (2) the Company entering into license agreements for video games and platforms during the fourth quarter of fiscal 2018 which are being amortized over the term of the agreements.

Operating Expenses

For the three months ended February 28, 2019, operating expenses increased by $1,703,125 from $200,067 in the three months ended February 28, 2018 to $1,903,192 in the three months ended February 28, 2019 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Consulting and directors fees	Increase of $176,218	Increased due to more consultants being engaged due to the acquisition of Majesco and the Company focusing on future growth.
Professional fees	Increase of $240,282	Increase due to the legal fees incurred in relation to the lawsuit brought on by the former President and director or the Company.
Share-based compensation	Increase of $1,166,672	Increased due to options being issued in the current quarter.

Other Income (Expenses)

The following occurred during the three months ended February 28, 2019 as compared to the three months ended February 28, 2019:

•	The Company recorded an increase in the share of profit of equity investment of $120,847 from its investment in Waterproof.
•

The Company recorded a decrease in project investigation of $238,195 in relation to the Arrangement between LBIX and Liquid during fiscal 2018. There were no project investigation fees incurred during the current fiscal quarter.

•

The Company recorded a gain on derivative liability of $142,806 during the three months ended February 28, 2019 due to the revaluation of the derivative liabilities at the end of the current fiscal quarter.

•

The Company recorded a loss on debt settlements of $55,221 in relation to the settling of a debt through the issuance of the Company’s common shares during the current quarter. There were no debt settlements in the comparative quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS FOR THE LAST CONSECUTIVE EIGHT QUARTERS

The following table presents the unaudited summarized financial information for the last eight quarters:

	Q1	Q4	Q3	Q2
	F2019	F2018	F2018	F2018
	$	$	$	$
Sales	99,772	119,150	155,857	226,447
Cost of sales	621,628	600,419	31,954	59,425
Gross Profit	(521,856)	(481,269)	123,903	167,022
Operating and other expenses	1,615,063	1,974,202	4,745,910	344,674
Loss before income taxes	(2,425,048)	(2,455,471)	(4,622,007)	(177,652)
Income taxes	279,539	(42,606)	44,227	-
Loss for the year	(1,857,380)	(2,412,865)	(4,666,234)	(177,652)
Non-controlling interest	(24,218)	(24,162)	(21,315)	36,555
Loss attributable to shareholders of the Company	(1,833,162)	(2,388,703)	(4,644,919)	(214,207)
Comprehensive loss attributable to shareholders of the Company	(1,910,798)	(2,106,621)	(4,644,919)	(214,207)
Loss per share	(0.46)	(0.80)	(2.16)	(0.10)
Weighted average shares	4,010,419	2,985,309	2,145,730	2,215,988

	Q1	Q4	Q3	Q2
	F2018	F2017	F2017	F2017
	$	$	$	$
Sales	185,927	-	-	-
Cost of sales	66,951	-	-	-
Gross Profit	118,976	-	-	-
Operating and other expenses	362,458	572,858	946,693	239,185
Loss before income taxes	(243,482)	(572,858)	(946,693)	(239,185)
Income taxes	-	-	-	-
Loss for the year	(243,482)	(572,858)	(946,693)	(239,185)
Non-controlling interest	46,438	-	-	-
Loss attributable to shareholders of the Company	(289,920)	(572,858)	(946,693)	(239,185)
Comprehensive loss attributable to shareholders of the Company	(289,920)	(572,858)	(946,693)	(239,185)
Loss per share	(0.13)	(0.21)	(0.43)	(0.20)
Weighted average shares	2,199,403	2,669,239	2,200,765	1,168,141

The quarterly fluctuations in net loss are generally correlated to the level of Management’s activities related to the acquisition of companies, rights, licenses and other projects. Loss is also impacted by the non-cash fluctuations in the Company’s share of loss in Waterproof, non-cash listing expense, share based compensation and the Company’s corporate costs associated with investor relations and Management compensation (among other operating expenses). Comprehensive loss is impacted by the foreign currency translation adjustment resulting from the Company reporting their financial statements in CAD rather than their functional currency of USD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company began generating revenues with the acquisition of Majesco during the three months ended February 28, 2018 (Q1 2018). During the three months ended August 31, 2018 (2018 Q3), a listing expense of $4,130,557 was recorded in relation to the Arrangement with Liquid Canada along with increased professional fees. During the three months ended November 30, 2018, the Company incurred increased consulting fees with the acquisition of Majesco, increased professional fees relating to the Arrangement with Liquid Canada, and increased fair value adjustments from the recognition of warrants due to the change in the Company’s functional currency. During the three months ended February 28, 2019, the Company recorded share-based compensation of $1,166,672 due to the granting of stock options during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

As at February 28, 2019, the Company has current assets of $8,848,356 and current liabilities of $4,929,178, which results in working capital of $3,919,178 (February 28, 2018 - $2,261,560 working capital deficiency).

The Company does not have adequate operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. The Company has relied on debt and equity raises to finance its operating activities since incorporation. The Company intends to continue to rely on debt and the issuance of shares to finance its operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Three months ended February 28,
	2019	2018
	$	$
Cash outflows provided by (used in) operating activities	(1,009,404)	5,316
Cash flows used in investing activities	(46,097)	(7,331)
Cash flows provided by financing activities	3,614,441	16,550
Effect of foreign exchange on cash	(33,587)	-
Increase in cash during the period	2.525.352	14,535
Cash, beginning of period	4,327,331	54,307
Cash, end of period	6,852,683	68,842

The cash flow generated from operating activities declined by $1,014,720 to $(1,009,404) for the three months ended February 28, 2019 from $5,316 compared to the comparative quarter. The decline in cash flow from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization, share-based compensation expense, changes in the value of derivatives, losses on the settlement of debt, unrealized foreign exchange, and the share of profit of its equity investment, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for three months ended February 28, 2019 declined by $38,766 compared to the prior comparative quarter mostly due to the Company incurring costs on its intangible assets.

Cash provided by financing activities for three months ended February 28, 2019 improved by $3,7597,891 compared to the comparative quarter. During the three months ended February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures by raising $3,526,468 and received a loan of $125,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OFF BALANCE SHEET ARRANGEMENTS

The Company did not have any off balance sheet arrangements as at February 28, 2019 or November 30, 2018.

COMMITMENTS

The Company is committed to an operating lease pertaining to an office space. On September 15, 2017 in connection with LBIX’s sale of its former subsidiaries, the Company entered into a series of share purchase and escrow agreements whereby the Company deposited $600,000 in escrow as security for potential financial lease liabilities (as well as excluded liabilities and existing claims) relating to the office lease between LBIX and the landlord. The office lease is currently being subleased and has not resulted in additional payments from the Company since the sale of the Company’s subsidiaries. The Company expects that the remaining exposure of the office lease commitment is until April 2019.

CONTINGENCIES

In October 2018, the former chief executive officer of Liquid Canada filed a lawsuit with the United States District Court Southern District of New York against the Company for approximately $11,800,000 for breach of contract, defamation, and violation of human rights. The Claimant asserts the existence of an unwritten contract which, if it was entered, increased her base compensation from US$120,000 to US$400,000 per year. Such contract was not executed by any party and is not, the Company states, a contract the Company would have contemplated at the time. The Company’s counsel has applied to the Court seeking dismissal of the Action, which application is pending. Management believes the likelihood of an unfavorable judgment against the Company is low; as such, no amounts have been recorded as at February 28, 2019.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

During the three months ended February 28, 2019, the Company entered into the following transactions with related parties:

a)

Incurred directors fees of $30,000 (February 28, 2018 - $30,000) to Ispani Holdings Inc. (“Ispani”), a company controlled by Charlie Brezer, a director of the Company, and interest expense of $3,262 (February 28, 2018 - $4,510) and share-based compensation of $369,468 (February 28, 2018 - $Nil) to Mr. Brezer. During the three months ended February 28, 2019, Mr. Brezer advanced $23,703 (USD$18,000) to the Company for the convertible debenture offering. As at February 28, 2019, $82,857 (November 30, 2018 - $49,595) was included in accounts payable and accrued liabilities as owing to Mr. Brezer and Ispani. Additionally, as at February 28, 2019, $141,704 (November 30, 2018 - $172,204) was included in loans payable for the principal portion of loans advanced to the Company which incurs interest at 8% per annum.

b)

Incurred consulting fees of $30,000 (February 28, 2018 - $30,000) to Wawel Den Inc. (“Wawel”), a company controlled by Daniel Cruz, the CFO and a director of the Company, and share-based compensation of $369,468 (February 28, 2018 - $Nil) to Mr. Cruz. During the three months ended February 28, 2019, Mr. Cruz advanced $92,178 (USD$70,000) to the Company for the convertible debenture offering. As at February 28, 2019, $75,929 (November 30, 2018 - $47,578) was included in accounts payable and accrued liabilities as owing to Mr. Cruz and Wawel.

MANAGEMENT'S DISCUSSION AND ANALYSIS

c)

Incurred consulting fees of $60,000 (February 28, 2018 - $Nil) to Zift, a company controlled by Jesse Sutton, the director of Majesco. As at February 28, 2019, $321,072 (November 30, 2018 - $263,732) was included in accounts payable and accrued liabilities as owing to Zift.

d)

Incurred consulting fees of $Nil (February 28, 2018 - $37,758) to Five Zoo C&D Inc. (“Five Zoo”), a company controlled by Krysanne Katsoolis, the former President and a director of the Company. As at February 28, 2019, $164,604 (November 30, 2018 - $159,617) was included in accounts payable and accrued liabilities as owing to Five Zoo.

e)

Incurred share-based compensation of $28,326 (February 28, 2018 - $Nil) to Joshua Jackson, Chairman and a director of the Company. During the three months ended February 28, 2019, Mr. Jackson advanced $658,415 (USD$500,000) to the Company for the convertible debenture offering. As at November 30, 2018, $36,967 (November 30, 2018 - $36,018) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

f)	Incurred share-based compensation of $123,156 (February 28, 2018 - $Nil) to Stephen Jackson, a director of the Company.

g)

Earned interest income of $2,528 (February 28, 2018 – $1,994) from a loan receivable issued to Waterproof. As at February 28, 2019, Waterproof owed the Company $100,504 (November 30, 2018 - $104,553) for the outstanding balance of principal and interest on the loan.

Summary of key management personnel compensation:

	For the three months ended
		February 28,
	2019	2018
	$	$
Consulting and directors fees	120,000	97,758
Share-based compensation	890,418	-
Interest expense	3,262	4,510

	1,013,680	102,268

These expenditures were measured by amounts agreed upon by the transacting parties.

FINANCIAL INSTRUMENTS RISK AND EXPOSURE

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

• Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
• Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, accounts payable and accrued liabilities, due to related parties, loans payable, convertible debentures, and derivative liability. The fair value of receivables, loans receivable, accounts payable and accrued liabilities, due to related parties, and loans payable approximates their carrying values. Cash and restricted cash are measured at fair value using level 1 inputs. Convertible debentures and derivative liability are measured using level 2 inputs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at February 28, 2019, the Company had current assets totaling CAD$1,039,506 and current liabilities totalling CAD$2,392,402. These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$10,000. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution and a Bahamas based financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at February 28, 2019 and November 30, 2018 is the carrying value of the loans receivable. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The loans included in loans payable and convertible debentures bear interest at rates ranging from 0% to 14.4% per annum with maturity dates of between April 15, 2017, and February 28, 2021. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at February 28, 2019, the Company had a cash balance, including restricted cash, of $7,427,193 to settle financial liabilities of $7,417,388. As there is no assurance the convertible debentures will be converted into common shares of the Company, the Company is exposed to liquidity risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER RISKS AND UNCERTAINTIES

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Limited Operating History

The Company was created on August 8, 2018 as the resulting issuer of a business combination by plan of arrangement between Liquid Canada and LBIX. We cannot assure you that our revenue will increase, or that we will be able to operate profitably in future periods. Our limited operating history and evolving business make the prediction of future results of operations difficult and, therefore, past results should not be taken as indicative of our future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage gaming, TV, film media and entertainment company operating in highly competitive, rapidly evolving, and challenging markets. If we fail to address the risks and challenges that we face, our business, financial condition and results of operations could be adversely affected.

Competition

Competition in our industry is intense and we expect new competitors to continue to emerge throughout the world. Our competitors range from large established companies to emerging start-ups. In our industry, though many new products and services are regularly introduced, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry. We do not yet have a significant number of titles that we develop and the underperformance of a title may have a large adverse impact on our financial results. Also, hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as free-to-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

The highly competitive market is characterized by pressure to innovate, expand feature sets and functionality, accelerate new product releases and reduce prices. Within the video game segment of the entertainment industry, we compete with other publishers of entertainment software developed for use on the PC, video game consoles and handheld, mobile and tablet devices or social networking sites. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. A relatively small number of titles account for a significant portion of net revenues, and an even greater portion of net profit, in the game entertainment industry, and the availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to deliver greater innovation, respond more quickly to new or emerging technologies and changes in market demand, devote more resources to the development, marketing and sale of their products, successfully expand into emerging and other international markets, or price their products more aggressively than we can. If our competitors are more successful than we are in developing products, or in attracting and retaining customers, our financial condition and operating results could be adversely affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS

History of Operating Losses and Negative Cash Flows

We have a history of operating losses and negative cash flows. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities, and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and tv projects, costs related to our cloud-based network initiative, and for licensing and distribution expenses. These efforts may prove more expensive than we currently anticipate and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive while revenue-generating opportunities depend on the availability of projects in the market. During periods of low project volumes, fixed costs can result in operating losses. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

Product Development Risks

We depend on our internal development studios and third-party software developers to develop new interactive entertainment software within anticipated release schedules and cost projections. The development cycle for emulated titles generally ranges from 3 months to 12 months and for new titles 6 months to 2 years. Therefore our development costs can be substantial. If we or our third party developers experience unanticipated development delays, financial difficulties or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. There can be no assurance that our products will be sufficiently successful so that we can recoup these costs or make a profit on these products.

Additionally, in order to stay competitive, our internal development studios must anticipate and adapt to rapid technological changes affecting software development. Any inability to respond to technological advances and implement new technologies could render our products obsolete or less marketable. Further, the failure to pursue the development of new technology, platforms, or business models that obtain meaningful commercial success in a timely manner may negatively affect our business, resulting in increased production costs and more strenuous competition.

Financing Risks

We have limited capital and we may require funds in excess of our existing cash resources to fund operating deficits, develop new products or services, establish and expand our marketing capabilities, and finance general and administrative activities. We do not currently generate sufficient cash from our businesses to fund our operations. We do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. We have plans to implement a crowdfunding portal through which we may raise money from investors to fund our operations in the gaming, film and TV industry segments, but we cannot guarantee that we will be successful in raising the funds we need in that manner. If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic opportunities, investments, or projects. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our creative work. Any of these actions could have a material adverse effect on our business, results of operations or financial condition.

Reliance on Market Acceptance

While we believe that there will be significant customer demand for our game, tv, and film offerings and services, there is no assurance that there will be broad market acceptance of our offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products or services that are preferred by prospective customers. Customers consider many factors when evaluating our products relative to those of our competitors, including innovation, ease of use, price, feature sets, functionality, reliability, performance, reputation, and training and support, and we may not compare favorably against our competitors in all respects. There can be no assurance that our efforts will be successful in the near future, or at all, or that our competitors will not take significant market share in similar efforts. If we fail to develop new products and to manage new product introductions and transitions properly, or if our offerings do not receive market acceptance, our financial condition and operating results could be harmed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Failure to Launch Commercially Successful New Products

In order for our media and entertainment business strategy to succeed over time, we will need to license, acquire, or develop new digital entertainment products that can generate additional revenue and diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property right required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for development of our business.

There are many factors that may adversely affect the popularity of our new products. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate our new products at acceptable costs. We cannot assure you that our new products will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional digital entertainment products that are commercially successful, our future revenues and profitability may decline. If our games and other entertainment offerings do not meet consumer expectations, whether because they fail to function as advertised or otherwise, our sales may suffer. If our games and services do not function as consumers expect, it may negatively impact our business.

Rapid Technological Change

The entertainment industry in general, and the gaming, tv and film segments thereof in particular, are rapidly evolving, primarily as a result of free content, minimal entry costs for creation and distribution, and expanded use of mobile devices. We must continually anticipate and adapt our products to emerging technologies, delivery platforms and business models in order to stay competitive and try to predict and prepare for rapid changes in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. When we choose to incorporate a new technology into a product or to develop a product for a new platform, operating system or media format, we often are required to make a substantial investment prior to the introduction of the product. If we invest in the development of products incorporating a new technology or for a new platform that does not achieve significant commercial success, our revenues from those products likely will be lower than we anticipated and may not cover our development costs. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both. If, on the other hand, we elect not to pursue the development of products incorporating a new technology or for new platforms, or otherwise elect not to pursue a new business model, that achieves significant commercial success, it may have adverse consequences. It may take significant time and resources to shift product development resources to that technology, platform or business model, as the case may be, and may be more difficult to compete against existing products incorporating that technology or for that platform or against companies using that business model. Any failure to successfully adapt to, and appropriately allocate resources among, emerging technologies and to keep pace with rapid technological change could negatively impact our business and prevent us from achieving profitability or sustaining a meaningful market position.

Development of Commercially Successful Products

The Company is a provider of video game products primarily for the casual-game consumer and has published video games for interactive entertainment hardware platforms, including Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One and the personal computer, or PC. The success of our business is subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Royalty Rates Set By Platform Providers

In order to provide products and service for a video game system such as Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One, we must take a license from Nintendo, Sony and Microsoft, respectively, which give these companies the opportunity to set the fee structure that we must pay in order to provide games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because providing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

Potential Acquisitions in the Industry

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

  increased expenses due to transaction and integration costs;
  potential liabilities of the acquired businesses;
  potential adverse tax and accounting effects of the acquisitions;
  diversion of capital and other resources from our existing businesses;
  diversion of our management’s attention during the acquisition process and any transition periods;
  loss of key employees of the acquired businesses following the acquisition; and
  inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

Dependant on Certain Key Personnel

We are dependent upon the services of key executives, including our chairman, Joshua Jackson, and our CFO, Daniel Cruz. The loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays on projects and could have an adverse impact on our client and industry relationships, our business, operating results or financial condition.

Due to the relatively small size of our company, the loss of key persons or our inability to attract and retain additional highly-skilled employees may adversely affect our business and future operations. The loss of one or more key employees or contractors, if not replaced, could adversely affect Liquid’s project exploration and development programs, consolidated operations and financial condition.

Retention of Skilled Management

Our success depends to a significant extent on our ability to identify, hire, and retain qualified creative, technical and managerial personnel in a competitive job market. We expect competition for personnel with the specialized creative and technical skills needed to create our products and provide our services will continue to intensify in future. Our competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. If we are unable to retain our key personnel or appropriately match skill sets with our needs, we would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent the achievement of our business objectives.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Limited Public Company Experience of Management

Members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. These obligations will require significant attention from our management and could divert their attention away from the day-to-day management of our business. In the event that our management team are not successful or efficient as managers of a public company, this could have a material adverse effect on our business, results of operations, or financial condition.

Legal Proceedings

From time to time, we may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of our business. Such claims, suits, government investigations, audits and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Adverse Changes in the Economy

Most of our products and services involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions such as a prolonged general economic downturn, including periods of increased inflation, unemployment levels, tax rates, interest rates, energy prices or declining consumer confidence could also reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses, which may have an adverse effect on our business, financial condition and operating results. In addition, uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing our products, increase the cost and availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse effect on our business, financial condition and operating results. If economic conditions worsen, our business, financial condition and operating results could be adversely affected.

Management of Potential Growth

For us to succeed, our business needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on our management, operational and financial resources. To manage any material growth, we will be required to implement operational and financial systems, procedures and controls. We will also be required to expand our finance, administrative and operations staff. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations at any increased level. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

Limited Number of Suppliers

We rely on a limited number of suppliers for hardware, software, and film and gaming production equipment. While other sources of supply do exist for this equipment, an unexpected disruption in supply or an increase in pricing could have a negative impact on our earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Dependence on Trademarks and Copyrights

We hold a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that third parties will not infringe or misappropriate our trademarks and copyrights. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of our intellectual property rights could entail significant expenses and could prove difficult or impossible. As well, the laws of other countries in which we may choose to market our products may afford little or no effective protection of our intellectual property. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

Intellectual Property Claims

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time consuming and costly to defend, divert management attention, and result in damage awards payable by us. They could also prevent us from selling the affected product; or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product or prevent us from utilizing important technologies, ideas or formats.

Security Breaches

We securely store the source code for our interactive entertainment software products as it is created. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our software. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team. These third parties may misappropriate our information and engage in unauthorized use of it. If we are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures which could materially and adversely affect our business, financial condition and operating results. Any theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our products. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Retention of NASDAQ Listing

Our common shares currently trades on the NASDAQ Capital Market. Following our business combination in August 2018, we were required to establish compliance with the NASDAQ initial listing requirements, which we did in October 2018. NASDAQ has continued listing requirements that we must maintain to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $2.5 million; (ii) a market value of listed securities of $35 million; or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three fiscal years. Our results of operations and our fluctuating shares price directly impact our ability to satisfy these listing standards. If we are unable to maintain these listing standards, we may be subject to delisting.

A delisting from NASDAQ would result in our common shares being eligible for quotation on the over-the-counter market which is generally considered to be a less efficient system than listing on markets such as NASDAQ or other national exchanges because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common shares. Additionally, trading of our common shares on the OTCBB may make us less desirable to institutional investors and may, therefore, limit our future equity funding options and could negatively affect the liquidity of our shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

If we make a significant acquisition that requires the issuance of our common shares, we may be required to reapply for NASDAQ listing.

Reapplying for NASDAQ listing may require us to satisfy the more stringent original listing standards of the NASDAQ Capital Market, which has substantially higher standards than the continuing listing standards. If any such application is not approved, our shares of common shares could be delisted from the NASDAQ Capital Market.

Dilution to Current Shareholders

In order to finance our operations, we have raised funds through the issuance of common shares and securities convertible into common shares and may do so again in future. We cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of our common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors will suffer dilution to their voting power.

Loss of “Foreign Private Issuer” Status

In order to maintain our current status as a “foreign private issuer” (as defined in Rule 405 under the United States Securities Act of 1933), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our foreign private issuer status:

  we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;
  we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
  we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
  we might lose the ability to rely upon exemptions from the NASDAQ corporate governance requirements that are available to foreign private issuers; and
  if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

Characterization as a Passive Foreign Investment Company

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC, for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any shareholder who owned shares of the foreign corporation when it was treated as a PFIC. If we were to be a PFIC, and a U.S. holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. holder, and any gain recognized by a U.S. holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our ordinary shares would be treated in the same way as excess distributions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. Although we do not expect that we will be a PFIC in the future, in light of the periodic asset and income tests applicable in making this determination, no assurance can be given that we will not become a PFIC. If we do become a PFIC in the future, U.S. holders who hold ordinary shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable our shareholders to make a QEF election.

Payment of Dividends

We have never declared or paid any cash dividends on our common shares and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common shares will be the sole source of gain for the foreseeable future.

Sales of a Substantial Number of Our Common Shares

Our common shares are traded on the NASDAQ under the symbol “YVR.” The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

Enforcement of Judgements Against the Company

We are a company incorporated under the laws of British Columbia, all but one of our directors and officers are residents of Canada and all our assets and operations are located outside of the United States, with the exception of Majesco. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

While reciprocal enforcement of judgment legislation exists between Canada and the United States, we and our insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or our insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or our insiders predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

CHANGE IN ACCOUNTING POLICIES

Financial instruments
On December 1, 2018, the Company adopted IFRS 9 Financial Instruments which replaced IAS 39, Financial Instruments: Classification and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following summarizes the significant changes in IFRS 9 compared to the previous standard:

  IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

  The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

Revenue Recognition
On December 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers which replaced IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations, and establishes a comprehensive framework for determining whether revenue should be recognized, and if so, how much and when revenue should be recognized.

The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients), which requires that the effect of initially applying this standard be recognized at the date of initial application, which is December 1, 2018, and that the information for the year ended November 30, 2018 is presented as previously reported. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and as a result, there was no adjustment made to retained earnings on December 1, 2017.

Although no adjustments were required in applying IFRS 15 to prior periods, the new standard is expected to impact the manner in which revenue is recognized in the future. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Accounting policies have been updated to reflect the terminology required by IFRS 15, however, the content and the application thereof has not changed. The Company’s main source of revenue continues to be derived from software games; however, due to IFRS 15, the Company is changing its revenue recognition policy in regards to any revenue it may derive from animation production services.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The details of the nature of the changes to previous accounting policies in relation to the Company’s various revenue generating arrangements are set out below:

Type of service or products	Nature, timing of satisfaction of performance obligations, significant payment terms	Nature of change in accounting policy
Animation production services

The Company has determined that for animation production service work, the customer controls the output throughout the production process. Every production is made to the individual customer’s specifications and if the contract is terminated by the customer, the Company is entitled to be reimbursed for any costs incurred to date, and any prepaid commitments made plus the agreed contractual mark up. As a result, revenue from such contracts and the associated costs are recognized over time - i.e. as the project is being produced, prior to it being delivered to the customer.
The Company may choose to incur costs in order to secure a contract. Such costs will be capitalized and amortized over the period in which revenue is recognized.

The Company previously recognized revenue on a percentage of completion basis over time based on costs incurred to total expected costs, and will continue to do so.

 In the event that costs to secure a contract are incurred, the policy will be updated to reflect the appropriate treatment of the contract asset.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended November 30, 2019 and have not been applied in preparing the condensed interim consolidated financial statements.

a)

IFRS 16 – Leases: specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019. Management is currently evaluating the impact this standard will have on the Company’s consolidated financial statements.

b)

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCLOSURE OF CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The CFO, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the three months ended February 28, 2019. Due to the transition following the Company’s plan of arrangement in fiscal 2018 (as outlined above), Management identified a material weakness related to segregation of duties and retained an external accounting firm to provide financial and accounting services to the Company.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

DISCLOSURE DATA FOR OUTSTANDING COMMON SHARES, OPTIONS, AND WARRANTS

Common Shares

The Company has authorized to issue 500,000,000 of commons shares without par value and the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000
20,000,000

Below is a summary of the common shares issued, stock options, and share purchase warrants as at February 28, 2019 and the date of this report:

	As at February 28,	As at Date of this
	2019	Report

Common shares	4,123,442	4,123,442
Stock options	578,500	578,500
Agents’ warrants	10,737	10,737
Share purchase warrants	1,142,598	1,142,598

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock Options

The Company has issued incentive options to certain directors, officers, and consultants of the Company. As of the date of this report, the following options are outstanding.

Number of Stock	Number of Stock
Options	Options
Outstanding	Exercisable	Exercise Price	Expiry Date
		$
89,000	66,750	16.33 (USD$12.25)	July 18, 2019
12,000	12,000	19.99 (USD$15.00)	July 18, 2019
11,000	11,000	23.33 (USD$17.50)	July 18, 2019
5,000	5,000	24.59 (USD$18.45)	July 18, 2019
461,500	461,500	3.40 (USD$2.55)	February 28, 2024
578,500	556,250

Warrants

A summary of the agents’ warrants outstanding as at the date of this report is as follows:

Number of Agent’s
Warrants	Exercise Price	Expiry Date
	$
2,737	1.25	August 18, 2019
8,000	5.33 (USD$4.00)	October 15, 2020
10,737

A summary of the share purchase warrants outstanding as at the date of this report is as follows:

Number of Agent’s
Warrants	Exercise Price	Expiry Date
	$
31,504	3.75	March 14, 2022
24,208	3.75	April 6, 2022
82,043	3.00	August 30, 2020
72,800	3.33 (USD$2.50)	August 30, 2020
132,043	6.00	August 30, 2020
800,000	6.66 (USD$5.00)	October 15, 2021
1,142,598

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;
  the Company’s unaudited condensed interim consolidated financial statements for the three months ended February 28, 2019; and
  the Company’s audited consolidated financial statements for the years ended November 30, 2018, 2017, and 2016.

This MD&A was approved by the Board of Directors of Liquid Media Group Ltd. effective April 15, 2019.